UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D




                    Under the Securities Exchange Act of 1934


                           Lakeland Industries Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value per share
                         ------------------------------------------
                         (Title of Class of Securities)


                                    511795106
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 February 27,2007
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         393,921
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     393,921
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Opportunity Fund, L.P. 20-2923350

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
 SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SH Independence, LLC 20-2923276

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
 SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Financial Advisors, LLC 20-0236486

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Lakeland Industries Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 701-7 Koehler Avenue, Ronkonkoma, NY 11779.

Item 2. Identity and Background.

(a) -(c), (f) Holtzman Opportunity Fund, L.P. ("Opportunity") is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Opportunity is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The general partner of Opportunity is Holtzman Financial Advisors, LLC ("Advisors"), a Nevada limited liability company which is primarily involved in managing Opportunity's affairs and assets. The address of the principal business and principal offices of Advisors is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702.

The Managing Member of Advisors is SH Independence, LLC ("Independence"), a Nevada limited liability company which is involved in serving as the Managing Member of Advisors. The address of the principal business and principal offices of Independence is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702. The sole member of Independence is Seymour Holtzman.

Seymour Holtzman, a United States citizen whose business address is 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of Casual Male Retail Group, Inc. and Co-Chairman of the Board for George Foreman Enterprises, Inc. He also serves as Chairman of Web.com, Inc., an online marketing services company, and Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., which is primarily involved in investment and management services, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.


Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

(d-e) During the last five years none of Holtzman Opportunity Fund, L.P., Holtzman Financial Advisors, LLC, SH Independence, LLC, Mr. Holtzman and Mrs.Holtzman, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The purchases of 91,521 shares of Common Stock by Seymour and Evelyn Holtzman were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by their brokerage firms, National Financial Services and/or Spear, Leeds & Kellog, in the ordinary course of business. The amount of funds expended for such purchases (including brokerage commissions and related fees) was approximately $1,247,456.


The purchases of 302,400 shares of Common Stock by Holtzman Opportunity Fund, L.P.were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by its brokerage firm, Spear, Leeds & Kellog, in the ordinary course of business. The amount of funds expended for such purchases (including brokerage commissions and related fees) was approximately $4,220,270.

Item 4. Purpose of Transaction.

       The shares of common stock covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer.
In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Representatives of the Reporting Persons may attempt to meet with the Board of Directors of the Issuer and the Issuer's management to discuss ways to maximize shareholder value. Any such discussion may include conducting a comprehensive review and analysis of the potential value that could be achieved from a potential sale.



Item 5. Interest in Securities of the Issuer.

          (a) and (b) As of March 9, 2007, the Reporting Persons owned an aggregate 393,921 shares of Common Stock, representing approximately 7.13% of the outstanding shares of Common Stock based upon the 5,521,824 shares of Common Stock reported by the Issuer to be outstanding as of December 7, 2006 in its Form 10-Q filed with the SEC on December 7, 2006 for the period ending October 31, 2006.

As of March 9, 2007, Seymour and Evelyn Holtzman beneficially owned an aggregate of 91,521 shares of Common Stock, representing approximately 1.66% of the outstanding shares of Common Stock.

As of March 9, 2007, Opportunity beneficially owned an aggregate of 302,400 shares of Common Stock, representing 5.47% of the outstanding shares of Common Stock. By virtue of the relationships described under Item 2 of this Schedule 13D, Advisors and Independence may be deemed to have indirect beneficial ownership of the 302,400 shares of Common Stock held by Opportunity.

As of March 9, 2007, by virtue of the relationships described under
Item 2 of this Schedule 13D, Seymour Holtzman may be deemed to have indirect beneficial ownership of the 302,400 shares of Common Stock held by Opportunity. Seymour Holtzman has sole voting and dispositive power over the 91,521 shares of Common Stock beneficially owned by him and his wife and the 302,400 shares owned by Opportunity. Therefore, Seymour Holtzman may be deemed to benefically own in the aggregate 393,921 shares of Common Stock, representing approximately 7.13% of the outstanding shares of Common Stock.


         The schedule attached as Annex 1 describes transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Issuer.


Item 7. Material to be Filed as Exhibits



            Exhibit 99.1. Joint filing agreement of all parties.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 9, 2007



                                  Holtzman Opportunity Fund, L.P.
                                  By: Holtzman Financial Advisors, LLC,its
                                  By: SH Independence, LLC, its Managing Member
                                  By: /s/ Seymour Holtzman
                                    ----------------------------
                                 Name: Seymour Holtzman
                                 Title: Managing Member


                                Holtzman Financial Advisors, LLC
                                By: SH Independence, LLC its Managing Member

                                By: /s/ Seymour Holtzman
                                          ----------------------------
                                 Name:  Seymour Holtzman
                                 Title: Managing Member

                                       SH Independence, LLC

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: Managing Member


                                       /s/ Seymour Holtzman
                                       -------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------------------
                                       Evelyn Holtzman